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
-------------                UNITED STATES SECURITIES AND EXCHANGE COMMISSION       --------------------------
   FORM 4                                 Washington, D.C. 20549                          OMB APPROVAL
-------------                                                                       --------------------------
[ ] Check this box if no      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          OMB Number:   3235-0287
    longer subject to      Filed pursuant to Section 16(a) of the Securities and    Expires:December 31, 2001
    Section 16. Form 4       Exchange Act of 1934, Section 17(a) of the Public      Estimated average burden
    or Form 5 obligations  Utility Holding Company Act of 1935 or Section 30(f)     hours per response......0.5
    may continue.  See          of the Investment Company Act of 1940               ---------------------------
    Instruction 1(b).
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
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1. Name and Address of Reporting     2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
   Person*                                                                            to Issuer (Check all applicable)

   William R. Hambrecht                 Salon Media Group, Inc. (SALN)             ___Director                [X] 10% Owner
--------------------------------------------------------------------------------   ___Officer (give           ___ Other (specify
   (Last)   (First)    (Middle)      3. IRS or Social      4. Statement for                    title below)              below)
                                        Security              Month/Year
   539 Bryant Street, Suite 100         Number of             August 2001                  _____________________________
                                        Person
                                        (Voluntary)
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                  (Street)                                 5. If Amendment,        7. Individual or Joint/Group Filing
                                                              Date of Original        (Check Applicable Line)
   San Francisco    CA      94107                             (Month/Year)         [X] Form filed by One Reporting Person
                                                              March 2001           ___ Form filed by More than One Reporting Person
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   (City)         (State)     (Zip)
                                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                 2. Trans-    3. Transaction   4. Securities    5. Amount of      6. Ownership  7. Nature of
(Instr. 3)                              action       Code             Acquired (A)     Securities        Form:         Indirect
                                        Date         (Instr. 8)       or Disposed      Beneficially      Direct (D)    Beneficial
                                        (Month/                       of (D)           Owned at          or Indirect   Owner-ship
                                        Day/                          (Instr. 3,       End of            (I)(Instr. 4) (Instr. 4)
                                        Year)                         4 and 5)         Month
                                                                                       (Instr. 3
                                                                                       and 4)


                                                                        (A) or
                                                    Code   V    Amount  (D)      Price
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Series A Preferred Stock (Non-Voting,   08/09/2001   P            75     A     $4,000.00     75              D
Non-Convertible)
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Series A Preferred Stock (Non-Voting,   08/09/2001   P            50     A     $4,000.00     50              I (1)          (2)
Non-Convertible)
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Common Stock                                                                             1,223,415           D
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Common Stock                                                                               710,000           I (1)          (2)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.     PAGE 1 of 2 (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                              SEC 1475 (3-99)

(1)  Mr. Hambrecht is the Manager of W.R. Hambrecht + Co., LLC ("LLC") and has shared voting and dispository power over the 710,000 shares of Issuer's Common Stock, 50 shares of the Issuer's Series A Preferred Stock, and the 400,000
shares of the Issuer's Common Stock issuable upon exercise of the August 9, 2001 Warrant (the "Warrant Shares"),
beneficially owned for purposes of Section 16 directly by the LLC. As of July 31, 2001, Mr. Hambrecht indirectly held a 15.3% interest in the LLC and, accordingly, disclaims beneficial ownership of all but 108,630 shares of the
Issuer's Common Stock, 7.65 shares of the Issuer's Series A Preferred Stock, and 61,200 of the Warrant Shares held by the LLC.

(2)  As manager of W.R. Hambrecht + Co., LLC.
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

FORM 4 (continued)      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title      5.Conversion 3.Trans-  4.Trans-   5.Number of   6.Date Exer-  7.Title      8.Price     9.Number 10.Owner-  11.Nature
  of           or           action    action     Derivative    cisable and   and Amount   of          of        ship       of
  Derivative   Exercise     Date      Code       Securities    Expiration    of           Derivative  deriv-    Form of    Indirect
  Security     Price of     (Month/   (Instr.    Acquired (A)  Date          Underlying   Security    ative     Deriva-    Benefi-
  (Instr. 3)   Derivative   Day/Year) 8)         or Disposed   (Month/Day/   Securities   (Instr.     Secur-    tive       cial
               Security                          of (D)        Year)         (Instr. 3    5)          ities     security:  Owner-
                                                 (Instr. 3,                  and 4)                   Bene-     Direct     ship
                                                  4 and 5)                                            fically   (D) or     (Instr.
                                                                                                      Owned     Indirect   4)
                                                                                                      at End    (I)
                                                                                                      of Month  (Instr.
                                                                                                      (Instr.   4)
                                                                                                      4)

                                                                                   Amount
                                                             Date                  or
                                                             Exer-  Expira-        Number
                                                             cis-   tion           of
                                   Code   V    (A)      (D)  able   Date    Title  Shares
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Common Stock   $0.2875    8/9/01    A          600,000       8/9/01 8/9/06  Common 600,000   (3)    600,000       D
Warrant                                                                     Stock
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Common Stock   $0.2875    8/9/01    A          400,000       8/9/01 8/9/06  Common 400,000   (3)    400,000       I(1)       (2)
Warrant                                                                     Stock
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Explanation of Responses:

(3)  Mr. Hambrecht and the LLC acquired warrants to Purchase shares of the Issuer's Common Stock pursuant to a Securities Purchase Agreement, dated August 9, 2001, which is further described on the
Issuer's Form 8-K, as filed with the SEC on August 20, 2001.


** Intentional misstatements or omissions of facts constitute Federal           /s/ William R. Hambrecht          September 1, 2001
                                                                                -----------------------------     ------------------
   Criminal Violations.                                                         ** William R. Hambrecht           Date
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                                                                     PAGE 2 of 2
                                                                                                                     SEC 1475 (3-99)
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